CANADIAN WESTERN BANK

RECEIVED

2005 DEC 28 A 11:44

OFFICE OF INTERNATIONAL CORPORATE FINANCE

82-4478

05013471

December 8, 2005

Mr. Paul Dudek
S.E.C. - International Corporate Finance
450 Fifth Street North West
Mail Stop 3 - 9
Washington DC 20549
USA

SUPPL

Dear Mr. Dudek:

Attached please find the latest release from Canadian Western Bank, dated December 8, 2005 for filing as required by Rule 12g3-2(b), titled: "Canadian Western Bank Reports Record Earnings for 2005".

Yours truly,
CANADIAN WESTERN BANK

Carolyn Graham, CA
Senior Assistant Vice-President
and Chief Accountant

PROCESSED

DEC 28 2005

THOMSON
FINANCIAL

Enclosure

CANADIAN WESTERN BANK
Think Western®

NEWS RELEASE

CWB Reports Record Earnings for 2005

5% fourth quarter loan growth
Quarterly dividend increased by 20%

Edmonton, December 8, 2005 – Canadian Western Bank (CWB on TSX) today announced fourth quarter net income of $14.8 million and diluted earnings per share of $0.47, marking 70 consecutive quarters of profitability. Excluding the impact of a tax benefit that added $1.6 million to net income ($0.05 per diluted share) in the fourth quarter last year, net income increased by 32% and diluted earnings per share were up 24%. Total quarterly revenues (teb[1]) of $49.5 million were up 19% over the same period in 2004. Fiscal 2005 net income increased 23% to a record $54.4 million.

The Board of Directors today approved an increase of $0.02 per share in the quarterly dividend to $0.12 per share, payable on January 5, 2006 to shareholders of record on December 15, 2005. This represents an increase of 20% over the previous quarterly dividend and a 33% increase over the quarterly dividend declared in December 2004.

Fourth Quarter Highlights:

(three months ended October 31, 2005 compared with three months ended October 31, 2004 unless otherwise noted)

- Surpassed all fiscal 2005 performance targets.
- Net income for the quarter of $14.8 million, up 16% (32% excluding the tax benefit in the prior period). Fiscal 2005 net income was a record $54.4 million, up 23% over 2004.
- Diluted earnings per share for the quarter of $0.47, up 9% (24% excluding the tax benefit in the prior period). Fiscal 2005 diluted earnings per share were $1.74, up 16% over last year.
- Loan growth of 5% in the fourth quarter and 17% in 2005, marking the sixteenth consecutive year of double-digit loan growth.
- Total revenues (teb[1]) of $49.5 million, up 19%. Total revenues for 2005 were a record $188.0 million, up 23% over 2004.
- Lower cost demand and notice deposits up 8% over the third quarter and 51% in 2005.
- Efficiency ratio (teb) of 49.4%, an improvement of 230 basis points.
- Credit quality remained strong, and the fourth quarter provision for credit losses was 0.22% of average loans as compared with 0.25% one year ago.

[1] Taxable equivalent basis. See definition following Financial Highlights table.

"Continued execution against our proven business plan in one of North America's most vibrant economies has led to another record year of financial performance at CWB," said Larry Pollock, President & CEO. "We are particularly proud of achieving 17% loan growth, well ahead of our annual target, and of recording our 16th consecutive year of double-digit loan growth," added Pollock. The Bank surpassed all of its performance targets for the year.

Both operating segments continued to perform well in the fourth quarter with banking and trust operations generating record net income and the insurance segment contributing a solid $1.1 million to net income, after absorbing losses related to the government mandated participation in the Alberta Facility Association equating to $0.01 per diluted share.

Financial Highlights

(unaudited) ($ thousands, except per share amounts)	For the three months ended **October 31 2005**	 July 31 2005	 October 31 2004	Change from October 31 2004	For the year ended **October 31 2005**	 October 31 2004	Change from October 31 2004
Results of Operations							
Net interest income (teb - see below)	**$ 37,408**	$ 36,964	$ 30,756	22 %	**$ 140,320**	$ 117,236	20 %
Less teb adjustment	**1,336**	956	1,313	2	**3,975**	3,898	2
Net interest income per financial statements	**36,072**	36,008	29,443	23	**136,345**	113,338	20
Other income	**12,087**	13,123	10,895	11	**47,696**	36,099	32
Total revenues (teb)	**49,495**	50,087	41,651	19	**188,016**	153,335	23
Total revenues	**48,159**	49,131	40,338	19	**184,041**	149,437	23
Net income	**14,814**	15,212	12,787	16	**54,391**	44,161	23
Return on common shareholders' equity	**13.0%**	13.8%	14.1%	(11)bp[1]	**12.7%**	12.9%	(20)bp
Return on average total assets	**1.06**	1.13	1.04	2	**1.03**	0.97	6
Earnings per common share[2]							
Basic	**$ 0.48**	$ 0.50	$ 0.47	2 %	**$ 1.80**	$ 1.65	9 %
Diluted	**0.47**	0.49	0.43	9	**1.74**	1.50	16
Efficiency ratio (teb)	**49.4%**	47.0%	51.7%	(230)bp	**49.2%**	49.8%	(60)bp
Efficiency ratio	**50.8**	48.0	53.4	(260)	**50.3**	51.1	(80)
Net interest margin (teb)	**2.67**	2.75	2.49	18	**2.66**	2.57	9
Net interest margin	**2.57**	2.67	2.39	18	**2.59**	2.48	11
Provision for credit losses as a percentage of average loans	**0.22**	0.23	0.25	(3)	**0.24**	0.25	(1)
Per Common Share[2]							
Cash dividends	**$ 0.100**	$ 0.100	$ 0.075	33 %	**$ 0.380**	$ 0.375	1 %[3]
Book value	**14.96**	14.57	13.45	11	**14.96**	13.45	11
Closing market value	**35.20**	31.07	23.83	48	**35.20**	23.83	48
Common shares outstanding (thousands)	**30,614**	30,577	27,330	12	**30,614**	27,330	12
Balance Sheet and Off-Balance Sheet Summary							
Assets	**$ 5,705,028**	$ 5,423,947	$ 4,918,895	16 %			
Loans	**4,590,263**	4,384,646	3,930,114	17			
Deposits	**4,913,307**	4,670,659	4,267,788	15			
Subordinated debentures	**128,126**	128,126	110,600	16			
Shareholders' equity	**457,990**	445,407	367,589	25			
Assets under administration	**2,649,065**	2,788,785	1,759,473	51			
Capital Adequacy							
Tangible common equity To risk-weighted assets	**9.7%**	9.9%	9.0%	70 bp			
Tier 1 ratio	**9.7**	9.9	9.0	70			
Total ratio	**12.4**	12.8	11.8	60			

(1) bp - Basis point change.

(2) A stock dividend effecting a two-for-one split of the Bank's common shares was declared and paid during the first quarter of 2005. All prior period common share and per common share information has been restated to reflect this effective split.

(3) The dividend policy was amended to be quarterly instead of semi-annual during the first quarter of fiscal 2004. The dividend rate for 2004 included the last semi-annual dividend and three quarterly dividends.

Taxable Equivalent Basis (teb)

Most banks analyse revenue on a taxable equivalent basis to permit uniform measurement and comparison of net interest income. Net interest income (as presented in the consolidated statement of income) includes tax-exempt income on certain securities. Since this income is not taxable, the rate of interest or dividends received is significantly lower than would apply to a loan or security of the same amount. The adjustment to taxable equivalent basis increases interest income and the provision for income taxes to what they would have been had the tax-exempt securities been taxed at the statutory rate. The taxable equivalent basis does not have a standardized meaning prescribed by generally accepted accounting principles and therefore may not be comparable to similar measures presented by other banks.

Message to Shareholders

Your Bank is pleased to report very strong results for both the fourth quarter and the year ended October 31, 2005. The fourth quarter was CWB's 70th consecutive profitable quarter, a period spanning more than 17 years. Other notable accomplishments included surpassing all annual performance targets and the achievement of double-digit loan growth for the 16th consecutive year.

Fourth quarter net income increased 16% on total revenue (teb) growth of 19%. Excluding the impact of a tax benefit that added $1.6 million to net income in the fourth quarter last year, net income increased 32%. Annual net income and total revenues (teb) both grew by 23% to reach record levels. Diluted earnings per share were $0.47 in the quarter, up 9%, and $1.74 for the year, up 16%. Excluding the impact of the prior period tax benefit ($0.05 per share), diluted earnings per share were up 124% in the fourth quarter and 20% in fiscal 2005.

Share Price Performance

CWB shares ended the fourth quarter at $35.20, up from $23.83 one year ago. Including reinvested dividends, return to shareholders was 50% over this period which compares favorably to the 13% return on the S&P/TSX Financials Index over the same timeframe.

Dividends

At their meeting on December 8, 2005, CWB's Board of Directors declared a quarterly dividend of $0.12 per common share, payable on January 5, 2006 to shareholders of record on December 15, 2005. This represents an increase of 20% over the previous quarterly dividend and a 33% increase over the quarterly dividend declared in December 2004.

Loan Growth

The Bank achieved quarterly loan growth of 5% for the second consecutive quarter, reflecting the continued high level of business activity in Western Canada, and in Alberta and British Columbia in particular. Loan growth of 17% in fiscal 2005 easily surpassed our annual target of 12% and new loan deal flow remains healthy as we enter 2006.

Our sub-prime residential mortgage initiative continued its steady progress in the fourth quarter, ending the year with $81 million in outstanding balances, an increase of $59 million during the year and $17 million in the fourth quarter.

Credit Quality

As our loan portfolio continues to grow, credit quality has remained strong and stable. The ongoing high quality of our portfolio is reflected in a reduction in net new specific provisions and increased coverage ratios.

Branch Deposit Growth

We continue to increase the proportion of deposits raised through our branch network and Canadian Western Trust. These deposits grew by 36% in the past year with the lower cost demand and notice component up a very strong 51%. Branch and trust deposits now represent 67% of all deposits compared to 57% one year ago. The benefit of this growth can be seen in the net interest margin (teb), which improved to 2.67% from 2.49% in the same quarter last year.

Trust Services

Both our trust subsidiaries performed well during 2005. Assets under administration finished the year at $2.6 billion, an increase of 51% over one year ago. Valiant Trust, our non-deposit taking specialty trust company, finished the year with 250 stock transfer, registrar and other corporate trust service clients, an increase of over 40% in the last 12 months.

Insurance

Our insurance subsidiary, Canadian Direct Insurance (Canadian Direct), continues to perform well and provided a contribution to fourth quarter earnings of $1.1 million. Earnings and the claims ratio in the quarter were negatively impacted by Canadian Direct's share of losses related to their mandatory participation in the Alberta Facility Association (Facility) for auto insurance. Unpaid claim reserves in the Facility were increased substantially to reflect revised estimated loss ratio assumptions derived by the Facility's consulting actuary. The resulting increase in costs caused a 300 basis point increase in the claims ratio and reduced after tax earnings by $0.01 per diluted share. Canadian Direct is currently developing strategies to minimize the adverse Facility impact on future earnings.

On July 27, 2005, the Province of Alberta announced a four percent reduction in compulsory automobile insurance premiums, effective for policies issued or renewed after November 1, 2005. In an application to the Superintendent of Insurance, Canadian Direct successfully demonstrated that it is a provider of low cost automobile insurance and received an exemption from the roll-back. In a previous application, Canadian Direct was also exempted from the Province's six percent reduction announced on April 19, 2005.

Outlook

As we enter 2006, your Bank is planning for another year of outstanding financial performance. The economic conditions in Western Canada remain very buoyant, providing the opportunity for continued strong growth and performance in all our lines of business.

Going forward, our proven strategy remains substantially unchanged. We will continue to stick to what we know and offer customers both excellent value and superior service. Our performance targets for 2006 include 18% net income growth, 15% total revenue growth, 12% loan growth and an improved efficiency ratio. We believe that these targets are aggressive yet attainable with the continued contribution of our dedicated team of employees.

Our strong capital position, bolstered by our issuance of $70 million in subordinated debentures in November 2005, has your Bank well positioned to be opportunistic with respect to acquisition opportunities to support existing operations in banking, trust and insurance.

We look forward to reporting our fiscal 2006 first quarter results on March 9, 2006.

Q4 Conference Call

The CWB conference call is scheduled for Thursday, December 8, 2005 at 3:30 p.m. ET (1:30 p.m. MT). The Bank's executives will comment on the fourth quarter results and respond to questions from analysts and institutional investors. The conference call may be accessed on a listen-only basis.

You may access the call by dialing 416-640-4127 or toll-free 1-800-814-3911. It will also be broadcast live on the Bank's website, www.cwbank.com. The webcast will be archived on the Bank's website for 60 days.

A replay of the conference call is available until December 22, 2005 by dialing 416-640-1917 (Toronto) or 1-877-289-8525 (toll-free) and entering passcode 21111838#.

About Canadian Western Bank

Canadian Western Bank offers highly personalized service through its 31 branch locations and is the largest Schedule I chartered bank headquartered in and regionally focused on Western Canada. The Bank, which has total assets of $5.7 billion, specializes in mid-market commercial lending and offers a full range of retail services. Trust services to independent financial advisors, corporations, income trusts and individuals are also provided through the Bank's subsidiaries, Canadian Western Trust and Valiant Trust Company. Canadian Direct Insurance Incorporated is a wholly owned subsidiary providing personal automobile and home insurance directly to customers in British Columbia and Alberta. The common shares of Canadian Western Bank are listed on the Toronto Stock Exchange under the trading symbol of 'CWB'. For more information see the Bank's website at www.cwbank.com.

-30-

FOR FURTHER INFORMATION CONTACT:

Larry M. Pollock
President and Chief Executive Officer
Canadian Western Bank
Phone: (780) 423-8888

Matt Colpitts
Senior Manager, Investor and Public Relations
Canadian Western Bank
Phone: (780) 441-3770
E-mail: matt.colpitts@cwbank.com

Management's Discussion and Analysis

This management's discussion and analysis (MD&A) should be read in conjunction with the unaudited interim consolidated financial statements for the period ended October 31, 2005, as well as the audited consolidated financial statements and MD&A for the year ended October 31, 2004, which are available on SEDAR at www.sedar.com. Except as discussed below, the factors discussed and referred to in the MD&A for fiscal 2004 remain substantially unchanged. The 2005 Annual Report and audited consolidated financial statements for the year ended October 31, 2005 will be available in January 2006.

Overview

In the fourth quarter of fiscal 2005, Canadian Western Bank (CWB or the Bank) posted strong quarterly net income, led by growth in total revenues. The period also marked the Bank's 70th consecutive quarter of profitability. Net income for the quarter was $14.8 million, an increase of 16% ($2.0 million) over the same quarter last year, which included a $1.6 million tax benefit ($0.05 per diluted share) resulting from the redemption of a tax-advantaged preferred share investment. Excluding the impact of this tax benefit, net income increased by 32%. The quarter included record earnings from core banking and trust operations ($13.7 million) and a solid $1.1 million contribution from Canadian Direct Insurance Incorporated (Canadian Direct), after the absorption of the $0.7 million loss allocated from their mandatory participation in the Alberta Facility Association (Facility) for auto insurance.

Total revenues on a tax equivalent basis (teb – see definition following Financial Highlights table) increased 19% over the same quarter last year with record net interest income and strong growth in other income. Net interest income (teb) increased 22% year-over-year, benefiting from 17% loan growth and 51% growth in lower cost deposits. Other income, which includes net revenues from insurance operations, increased 11% over the same quarter last year.

The fourth quarter net income of $14.8 million decreased 3% ($0.4 million) from the third quarter primarily due to lower volumes of interest penalties on early loan payouts which returned to more normal levels and the Facility loss noted above. Net income for the year was a record $54.4 million, an increase of $10.2 million (23%) over last year. Comparative financial information referred to in this MD&A for the year ended October 31, 2004 includes comparative revenue and expense results for Canadian Direct and Valiant Trust Company (Valiant Trust) for only six months as both were acquired at the end of the second quarter of 2004.

Fourth quarter diluted earnings per share increased 9% to $0.47 ($0.48 basic) from $0.43 ($0.47 basic) in the same quarter last year. Excluding the impact of last year's tax benefit, diluted earnings per share increased 24%. Return on assets was 1.06% compared to 1.04% in the same quarter last year and return on equity was 13.0% compared to 14.1% one year ago. The 16% increase in fourth quarter earnings did not produce as noticeable an increase in return on equity due to the conversion of $42.5 million of subordinated debentures into common shares that occurred in the first quarter.

Diluted earnings per share for the year were $1.74 ($1.80 basic), up 16% from $1.50 ($1.65 basic) last year. Return on equity and return on assets were 12.7% and 1.03% respectively for the year, compared to 12.9% and 0.97% in 2004.

Total Revenues (teb)

Total revenues (teb), which are comprised of net interest income and other income, were $49.5 million in the quarter, an increase of $7.8 million (19%) over the same quarter last year and $0.6 million (1%) below the previous quarter. Net insurance revenues were reduced in the quarter by a $0.7 million loss associated with Canadian Direct's share of the Facility. Total revenues (teb) for the year were a record $188.0 million, an increase of 23% over last year.

Net Interest Income (teb)

Net interest income (teb) was $37.4 million for the quarter, an increase of 22% over the fourth quarter last year. This increase reflects 14% growth in average interest earning assets as well as an improvement in the net interest margin to 2.67% from 2.49%. The improved margin reflects strong

growth in lower cost branch generated deposits (which reduces funding cost by improving deposit mix). Net interest income (teb) for the year was $140.3 million, up 20% over last year with the net interest margin expanding to 2.66% from 2.57%.

In comparison to the third quarter, net interest income increased 1% ($0.4 million) as a result of a 4% increase in average interest earning assets which was largely offset by a reduction in the net interest margin to 2.67% from 2.75%. The decrease in margin reflects lower volumes of interest penalties on early loan payouts which returned to more normal levels.

Note 9 to the unaudited interim financial statements summarizes the Bank's interest rate risk position as at October 31, 2005. Interest rate risk or sensitivity is defined as the impact on net interest income, both current and future, resulting from a change in market interest rates. Based on the interest rate gap position as at October 31, 2005, it is estimated that a one percentage point increase in all interest rates would increase net interest income by approximately 0.7%. This compares to July 31, 2005, when a one percentage point increase in all interest rates would have caused a decrease in net interest income of approximately 0.5%.

Other Income

Other income for the fourth quarter was $12.1 million, up 11% ($1.2 million) over the same quarter last year. The increase reflects increases in credit related fees ($1.0 million), trust fees ($0.3 million) and gains on sale of securities ($0.1 million), partially offset by lower net insurance revenues ($0.3 million). Canadian Direct's results for the quarter were reduced by the $0.7 million loss allocated from the Facility, described in more detail under insurance operations. Excluding this impact, other income would have increased 17%. For the year, other income increased $11.6 million (32%) to $47.7 million. The increase primarily reflects additional contributions of $7.8 million from Canadian Direct, despite the loss from the Facility which reduced net insurance revenues for the year by $0.5 million, and $2.0 million from Valiant Trust. Canadian Direct and Valiant were included for only six months last year. These contributions were combined with strong growth in credit related and retail fees partially offset by a reduction in gains on the sale of securities.

In comparison to the previous quarter, other income decreased 8% ($1.0 million) due to lower net insurance revenues (previously discussed), credit related fees and gains on the sale of securities.

At October 31, 2005, unrealized losses in the securities portfolio totalled $0.5 million compared to unrealized gains of $1.2 million at the end of the third quarter and $0.5 million one year ago. The changes in the unrealized value of the securities portfolio over the past year primarily reflect fluctuations in interest rates.

Credit Quality

Credit quality remained strong with the fourth quarter provision for credit losses at 22 basis points of average loans, a slight decrease from 23 basis points of average loans in the third quarter and 25 basis points one year ago. For fiscal 2005, the provision for credit losses was 24 basis points of average loans, compared to 25 basis points in 2004. Net new specific provisions were $0.1 million this quarter compared to $1.4 million in the same quarter last year. For the year, net new specific provisions were $2.5 million (six basis points of average loans) compared to $8.1 million (22 basis points of average loans) last year.

At October 31, 2005, gross impaired loans of $11.5 million decreased from $15.8 million at the end of the previous quarter and $24.9 million at October 31, 2004. Over the last two years, gross impaired loans have remained at historically low levels. The dollar level of gross impaired loans is expected to fluctuate over time within the Bank's range of acceptable levels as loans become impaired and are subsequently resolved. Overall, the quality of the loan portfolio is expected to remain strong.

Reflecting both the reduction in gross impaired loans and the continued overall strong quality of the portfolio, the total allowance for credit losses (general and specific) represented 370% of gross impaired loans at the end of the fourth quarter, compared to 288% at July 31, 2005 and 158% one year ago. The general allowance remained strong at 84 basis points of risk-weighted loans at October 31, 2005, compared to 82 basis points at the end of the previous quarter and 77 basis points one year ago.

Non-interest Expenses

Non-interest expenses were $24.4 million in the fourth quarter, an increase of 14% ($2.9 million) over the same quarter last year. This increase is primarily due to the operating expenses of three new branches as well as increased staffing levels related to business growth, annual salary adjustments and other initiatives. Also contributing to the increase was additional non-cash stock-based compensation charges, which increased $0.2 million over the same quarter last year to total $0.5 million in the fourth quarter. In comparison to the previous quarter, non-interest expenses increased due to premises costs associated with expansions and relocations and human resources costs. Non-interest expenses for the year increased 21% ($16.2 million) to $92.6 million. A portion of the increase reflects the additional operating expenses ($6.7 million) and amortization of intangible assets ($0.3 million) associated with Canadian Direct and Valiant Trust, both of which were acquired at the end of the second quarter of 2004, as well as increased non-cash stock-based compensation charges ($0.8 million). Excluding the impact of these items, non-interest expenses increased 12% ($8.4 million) over the same period last year, due to the same factors discussed above for the quarter over quarter growth.

CWB's industry leading efficiency ratio (teb), which measures non-interest expenses as a percentage of total revenues, was 49.4% for the quarter, compared to 47.0% in the previous quarter and 51.7% in the fourth quarter last year. The efficiency ratio (teb) for the year was 49.2% compared to 49.8% in the prior year.

Income Taxes

The income tax rate (teb) was 36.3% for fiscal 2005 as compared to 34.6% one year ago while the tax rate before the teb adjustment was 33.2% compared to 30.6% in the prior year. The effective tax rate (teb) for 2004 benefited by approximately 2% from a $1.6 million tax benefit resulting from the redemption of a tax-advantaged preferred share investment.

Balance Sheet

Total assets increased 5% ($281 million) in the fourth quarter and 16% ($786 million) in the past year to total $5,705 million at October 31, 2005.

Cash and Securities

Cash, securities and securities purchased under resale agreements totalled $976 million at October 31, 2005 compared to $910 million at July 31, 2005 and $848 million one year ago.

Loans

Loans increased 5% ($206 million) in the quarter and 17% ($660 million) in the past year to total $4,590 million at October 31, 2005. The fourth quarter increase reflects growth in the real estate, industrial, personal and residential mortgage loan portfolios. Overall, new loan deal flow remains healthy and Bank has achieved its 16th consecutive year of double-digit loan growth.

Deposits

Branch deposits increased 7% ($207 million) in the quarter and were up 36% ($870 million) in the past year. The lower cost demand and notice component of branch deposits was up 8% in the quarter and 51% in the past year. A portion of the total branch deposit growth reflects larger commercial balances, which reflect the liquidity generated by the strength of the western Canadian economy and can be subject to greater fluctuation. Approximately one-third of the growth in lower cost deposits over the past year was generated by Canadian Western Trust, which continues to realize strong growth in its personal and corporate trust business.

Increasing the proportion of deposits generated through branches and Canadian Western Trust, and, in particular, the lower cost demand and notice component continues to be a key strategic focus for the Bank due to the significant leverage on core profitability that can be achieved. Branch deposits comprised 67% of total deposits at the end of the year, an improvement from 66% at July 31, 2005 and 57% one year ago. Lower cost demand and notice deposits comprised 26% of total deposits at year end, consistent with the third quarter and up from 20% one year ago. This improved deposit mix has

resulted in lower funding costs and provided a significant contribution to the strong growth in net interest income.

At October 31, 2005, total deposits, which also include deposits raised through an agent network and corporate wholesale balances, were $4,913 million, an increase of 5% in the quarter and 15% in the year.

Other Assets and Other Liabilities

Other assets totalled $139 million at year end compared to $130 million at the end of the third quarter and $141 million a year ago, while other liabilities totalled $206 million compared to $180 million at the end of the previous quarter and $173 million one year ago.

Off-Balance Sheet

Off-balance sheet assets include trust assets under administration, which totalled $2,649 million at quarter end compared to $2,789 million at July 31, 2005 and $1,759 million one year ago. The decrease in the quarter reflects a fluctuation in mutual fund investments held by one customer. As of November 1, 2004, assets under administration are reported at market value which is more typical of industry practice. Prior periods are reported at book value and have not been restated. Other off-balance sheet assets relate to standard industry credit instruments (guarantees, standby letters of credit and commitments to extend credit) and derivative financial instruments (primarily interest rate swaps) used to manage sensitivity to interest rate changes. Additional information on off-balance sheet assets is provided in the interim consolidated financial statements for the period ended October 31, 2005 as well as in the MD&A and audited consolidated financial statements for the year ended October 31, 2004 filed on SEDAR at www.sedar.com.

Capital Management

At October 31, 2005, the total capital adequacy ratio, which measures regulatory capital as a percentage of risk-weighted assets, was 12.4% compared to 12.8% at the end of the third quarter and 11.8% one year ago. The Tier 1 ratio was 9.7% at year end compared to 9.9% at July 31, 2005 and 9.0% one year ago. The Bank's Tier 1 capital is of the highest quality, comprised entirely of shareholders' equity, net of goodwill. The year-over-year increase in the total capital ratio reflects the issuance of $60.0 million of conventional subordinated debentures in the first quarter of 2005, while the increase in the Tier 1 ratio reflects the first quarter conversion of the remaining $42.5 million of convertible subordinated debentures into common shares.

Subsequent to year end, on November 21, 2005, $70 million in conventional subordinated debentures were issued to institutional investors which strengthened the total capital ratio to approximately 13.9%. These debentures have a fixed interest rate of 5.426% until November 21, 2010 and a floating rate thereafter at the 90-day Bankers' Acceptance rate plus 180 basis points until maturity on November 21, 2015. The debentures may be redeemed on or after November 22, 2010 with the approval of the Superintendent of Financial Institutions. The main purpose of the issue was to increase total regulatory capital to support current and future asset growth without diluting the existing common shareholder base.

On January 10, 2005, the Bank paid a stock dividend to its shareholders of one additional common share for each common share outstanding, which effectively achieved a two-for-one stock split. All share and per share information contained in this MD&A has been restated to give effect to this stock dividend.

At October 31, 2005, book value per common share was $14.96 compared to $14.57 at July 31, 2005 and $13.45 one year ago.

Subsequent to year end, on December 8, 2005, the Board of Directors declared a quarterly cash dividend of $0.12 per common share payable, an increase of 20% over the previous quarterly dividend and 33% over the dividend declared in December 2004. The dividend is payable on January 5, 2006 to shareholders of record on December 15, 2005.

Accounting Policy Changes

A summary of the Bank's significant accounting policies is presented in the notes to the 2004 audited consolidated financial statements. In addition, Note 2 to the unaudited interim consolidated financial statements for the period October 31, 2005 presents details of changes to significant accounting policies since October 31, 2004. Specifically, the changes in fiscal 2005 relate to new requirements for the consolidation of variable interest entities and the treatment of certain obligations as liabilities rather than equity. These changes had no impact on the Bank's financial statements.

Updated Share Information

As at November 30, 2005, there were 30,613,634 common shares outstanding. Also outstanding were employee stock options, which are or will be exercisable for up to 2,398,012 common shares (2,892,388 authorized) for maximum proceeds of $47.0 million.

Summary of Quarterly Financial Information

	2005				2004			
($ thousands)	**Q4**	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Total revenues (teb)	**$ 49,495**	$ 50,087	$ 44,655	$ 43,779	$ 41,651	$ 42,023	$ 35,158	$ 34,503
Total revenues	**48,159**	49,131	43,772	42,979	40,338	41,093	34,304	33,702
Net income	**14,814**	15,212	12,149	12,216	12,787	11,675	9,842	9,857
Earnings per common share								
Basic	**0.43**	0.50	0.40	0.42	0.47	0.43	0.37	0.37
Diluted	**0.47**	0.49	0.39	0.40	0.43	0.40	0.34	0.34
Total assets ($ millions)	**5,705**	5,424	5,260	5,105	4,919	4,767	4,489	4,402

For details on variations between the prior quarters see the summary of quarterly results section of the Bank's MD&A for the year ended October 31, 2004 and the quarterly reports to shareholders for the first three quarters which are available on SEDAR at www.sedar.com.

Results by Business Segment

Since the acquisition of Canadian Direct Insurance on April 29, 2004, CWB operates in two business segments: 1) banking and trust, and 2) insurance.

Banking and Trust

The operations of the banking and trust segment include commercial and retail banking services as well as personal and corporate trust services provided through CWB's wholly owned subsidiaries, Canadian Western Trust and Valiant Trust.

This segment generated record net earnings of $13.7 million in the fourth quarter, an increase of 19% over the same quarter last year. The income tax provision in the fourth quarter last year included a $1.6 million tax benefit resulting from the redemption of a tax-advantaged preferred share investment. Excluding the impact of the tax benefit, earnings increased 39% over the same quarter last year. Total revenues (teb) grew $7.9 million (22%) over one year ago reflecting loan growth of 17%, lower cost deposit growth of 51% in the last twelve months, strong growth in credit and trust fees and increased gains on the sale of securities. In addition, net interest margin increased 17 basis points due primarily to growth in lower cost notice and demand deposits. Non-interest expenses increased $2.7 million (14%) over the same quarter last year due to additional costs associated with new and expanded branch locations, increased staffing levels due to business growth, annual salary adjustments, increased non-cash stock based compensation and various other initiatives. As the growth in total revenues markedly surpassed the growth in non-interest expenses, the efficiency ratio improved 300 basis points to 48.0%.

In comparison to the third quarter, this segment's earnings increased by $0.1 million due to increased net interest income reflecting strong loan growth and a slightly lower effective income tax rate. These items were largely offset by lower fee income and a reduction in net interest margin as the third quarter included a higher than normal volume of interest penalties on early loan payouts. For the year, banking and trust earnings were $49.3 million, an increase of $7.7 million (18%). The increase was due to the improved margin reflecting excellent growth in loans and lower cost deposits, and increases in fee income, which together exceeded the growth in non-interest expenses.

($ thousands)	For the three months ended October 31 2005	July 31 2005	October 31 2004	Change from October 31 2004	For the year ended October 31 2005	October 31 2004	Change from October 31 2004
Net Interest income (teb)	$ 36,702	$ 36,287	$ 30,319	21 %	$ 137,886	$ 116,279	19 %
Other income	8,062	8,709	6,537	23 %	31,721	28,134	13 %
Total revenues (teb)	44,764	44,996	36,856	22 %	169,607	144,413	17 %
Provision for credit losses	2,500	2,500	2,535	(1) %	10,100	9,390	8 %
Non-interest expenses	21,533	21,039	18,851	14 %	82,382	71,510	15 %
Provision for income taxes (teb)	7,055	7,898	4,022	77 %	27,856	21,923	27 %
Net income	$ 13,676	$ 13,559	$ 11,448	19 %	$ 49,269	$ 41,590	18 %
Efficiency ratio (teb)	48.1%	46.8%	51.1%	(300) bp	48.6%	49.5%	(90) bp
Net interest margin (teb)	2.69	2.77%	2.52%	17 bp	2.68%	2.58%	10 bp
Average loans ($ millions)	$ 4,484	$ 4,272	$ 3.928	14 %	$ 4,218	3,695	14 %
Average assets ($ millions)	$ 5,421	$ 5,203	$ 4,789	13 %	$ 5,139	$ 4,510	14 %

bp – basis point

teb – taxable equivalent basis, see definition following Financial Highlights table.

Insurance

The insurance segment consists of the operations of CWB's wholly owned subsidiary Canadian Direct Insurance, which provides personal home and automobile insurance directly to customers in British Columbia and Alberta. As Canadian Direct was acquired at the end of the second quarter of 2004, comparative results for the prior year include only six months of insurance operations.

In the fourth quarter, Canadian Direct generated net income of $1.1 million, a decrease of 15% from the same quarter last year. Although net earned premiums increased 27% on a year-over-year basis, earnings were negatively impacted by Canadian Direct's allocated share of losses from their mandatory participation in the automobile insurance Facility in Alberta which reduced net insurance revenues before tax by $0.7 million in the fourth quarter compared to a negligible impact one year ago. Unpaid claims reserves in the Facility were increased substantially in the fourth quarter to reflect revised loss ratio assumptions derived by the Facility's consulting actuary. Excluding the effect of the Facility, net income for the quarter increased 17% over one year ago reflecting a claims loss ratio of 61% and a combined ratio of 89%. For the year, Canadian Direct's net income was $5.1 million reflecting a claims loss ratio of 64% and a combined ratio of 91%. Excluding the full year $0.5 million before tax impact of the Facility, net income for the year would have been $5.6 million reflecting a claims loss ratio of 63% and a combined ratio of 90%.

On July 27, 2005, the Province of Alberta announced a four percent reduction in compulsory automobile insurance premiums, effective for policies issued or renewed after November 1, 2005. Canadian Direct was successful in its application to the Superintendent of Insurance for an exemption from the roll-back. This is the second time Canadian Direct has been successful in receiving an exemption from compulsory rollbacks announced since automobile insurance reform commenced in Alberta in 2004.

Canadian Direct is currently developing strategies to minimize the adverse Facility impact on future earnings.

	For the three months ended			Change from	For the Year Ended	For the Six Months Ended
($ thousands)	**October 31 2005**	July 31 2005	October 31 2004	October 31 2004	**October 31 2005**	October 31 2004
Net interest income (teb)	**$ 706**	$ 677	$ 437	50 %	**$ 2,434**	$ 957
Other income (net)						
Net earned premiums	**18,068**	17,255	14,266	27 %	**65,847**	27,362
Commissions and processing fees	**1,649**	1,601	1,724	(4)%	**6,575**	3,399
Net claims and adjustment expenses	**(11,677)**	(11,118)	(8,658)	35 %	**(42,447)**	(16,990)
Policy acquisition costs	**(4,031)**	(3,482)	(3,043)	32 %	**(14,244)**	(5,875)
Insurance revenue, net	**4,009**	4,256	4,289	(7)%	**15,731**	7,896
Gains on sale of securities	**16**	158	69	(77)%	**244**	69
Total revenues (net) (teb)	**4,731**	5,091	4,795	(2)%	**18,409**	8,922
Non-interest expenses	**2,911**	2,518	2,680	9 %	**10,174**	4,890
Provision for income taxes (teb)	**682**	920	776	(19)%	**3,113**	1,461
Net income	**$ 1,138**	$ 1,653	$ 1,339	(15)%	**$ 5,122**	$ 2,571
Policies outstanding	**149,947**	147,628	135,201	11 %	**149,947**	135,201
Gross written premiums	**$ 25,231**	$ 25,581	$ 21,642	10 %	**$ 93,101**	$ 43,711
Claims loss ratio [1]	**65%**	64%	61%	400 bp	**64%**	62%
Expense ratio [2]	**29%**	26%	27%	200 bp	**27%**	27%
Combined ratio [3]	**94%**	90%	88%	600 bp	**91%**	89%
Average cash and securities ($ millions)[4]	**$ 77**	$ 71	$ 59	31 %	**$ 68**	$ 57
Average total assets ($ millions)[4]	**$ 139**	$ 130	$ 116	20 %	**$ 127**	$ 114

bp – basis point
teb – taxable equivalent basis, see definition following Financial Highlights table.

(1) Net claims and adjustment expenses as a percentage of net earned premiums.
(2) Policy acquisition costs and non-interest expenses net of commissions and processing fees as a percentage of net earned premiums.
(3) Sum of the claims loss and expense ratios.
(4) Average assets presented for 2004 reflect only the six-month period since acquisition.

Fiscal 2005 and 2006 Targets

The performance targets established for the 2005 fiscal year are presented in the table below together with actual performance and targets for 2006.

	2005 Target	**2005 Performance**	2006 Target
Net income growth	15%	**23%**	18% or greater
Total revenue (teb) growth	15-18%	**23%**	15%
Loan growth	12%	**17%**	12%
Provision for credit losses as a percentage of average loans	0.25% or less	**0.24%**	0.22% or less
Efficiency ratio (teb)	50.0% or less	**49.2%**	48% or less
Return on equity	12% or greater	**12.7%**	13% or greater
Return on assets	0.98% or greater	**1.03%**	1.05%

CWB achieved all of its performance targets in 2005. The key 2005 target of 15% net income growth was surpassed by a wide margin with growth of 23%, driven by 17% loan growth and 51% growth in lower cost deposits within the branch network. Results in the current year also benefited from the full year inclusion of Canadian Direct and Valiant which were acquired at the end of the second quarter last year.

Key targets for 2006 include earnings growth of 18%, loan growth of 12% and return on equity of 13% or greater. CWB remains focused on improving return on equity (ROE) through continued diversification into businesses with lower capital requirements including residential mortgages, insurance and trust services. Benefits to ROE through organic growth in these areas may be accelerated by acquisitions that are available, accretive and a strategic fit with our current operations. In further support of ROE improvement, future growth will be funded, to the extent possible, through existing and additional non-dilutive capital.

CWB's core mid-market commercial banking business is expected to be the primary driver of revenue and earnings growth in 2006, supported by growth from Canadian Direct, Canadian Western Trust and Valiant Trust. The prospects for all lines of business remain very positive given the current economic outlook for western Canada.

This management's discussion and analysis is dated as of December 8, 2005.

Taxable Equivalent Basis (teb)
Most banks analyse revenue on a taxable equivalent basis to permit uniform measurement and comparison of net interest income. Net interest income (as presented in the consolidated statement of income) includes tax-exempt income on certain securities. Since this income is not taxable, the rate of interest or dividends received is significantly lower than would apply to a loan or security of the same amount. The adjustment to taxable equivalent basis increases interest income and the provision for income taxes to what they would have been had the tax-exempt securities been taxed at the statutory rate. The taxable equivalent basis does not have a standardized meaning prescribed by generally accepted accounting principles and therefore may not be comparable to similar measures presented by other banks.

Canadian Banking Industry
Comparative performance indicators of the Canadian banking industry referred to in this document are obtained from the published results of the other publicly-traded Schedule I banks (Bank of Montreal, Canadian Imperial Bank of Commerce, Laurentian Bank of Canada, National Bank of Canada, Royal Bank Financial Group, Scotiabank and TD Bank Financial Group). Readers are cautioned that the banks in this industry group have operations and asset size that may not be directly comparable to each other or to Canadian Western Bank.

Forward-looking Statements
From time to time Canadian Western Bank (the "Bank") makes written and verbal forward-looking statements. Statements of this type are included in the Annual Report and reports to shareholders and may be included in filings with Canadian securities regulators or in other communications such as press releases and corporate presentations. Forward-looking statements include, but are not limited to, statements about the Bank's objectives and strategies, targeted and expected financial results and the outlook for the Bank's businesses or for the Canadian economy. Forward-looking statements are typically identified by the words "believe", "expect", "anticipate", "intend", "estimate", "may increase", "may impact" and other similar expressions or future or conditional verbs such as "will", "should", "would" and "could".

By their very nature, forward-looking statements involve numerous assumptions. A variety of factors, many of which are beyond the Bank's control, may cause actual results to differ materially from the expectations expressed in the forward-looking statements. These factors include, but are not limited to, fluctuations in interest rates and currency values, changes in monetary policy, changes in economic and political conditions, legislative and regulatory developments, legal developments, the level of competition in the Bank's markets, the occurrence of weather related and other natural catastrophes, the accuracy of and completeness of information the Bank receives about customers and counterparties, the ability to attract and retain key personnel, the ability to complete and integrate acquisitions, reliance on third parties to provide components of the Bank's business infrastructure, changes in tax laws, technological developments, unexpected changes in consumer spending and saving habits, timely development and introduction of new products, and management's ability to anticipate and manage the risks associated with these factors. The preceding list is not exhaustive of possible factors. These and other factors should be considered carefully and readers are cautioned not to place undue reliance on these forward-looking statements. The Bank does not undertake to update any forward-looking statement, whether written or verbal, that may be made from time to time by it or on its behalf.

Consolidated Statement of Income

(unaudited) ($ thousands, except per share amounts)	For the three months ended October 31 2005	 July 31 2005	 October 31 2004	Change from October 31 2004	For the year ended October 31 2005	 October 31 2004	Change from October 31 2004
Interest Income							
Loans	**$ 65,956**	$ 63,726	$ 56,566	17 %	**$ 247,926**	$ 218,597	13 %
Securities	**5,202**	5,620	3,577	45	**20,893**	15,023	39
Deposits with regulated financial institutions	**1,321**	849	1,270	4	**4,395**	4,565	(4)
	72,479	70,195	61,413	18	**273,214**	238,185	15
Interest Expense							
Deposits	**34,501**	32,282	30,329	14	**129,318**	118,087	10
Subordinated debentures	**1,906**	1,905	1,641	16	**7,551**	6,760	12
	36,407	34,187	31,970	14	**136,869**	124,847	10
Net Interest Income	**36,072**	36,008	29,443	23	**136,345**	113,338	20
Provision for Credit Losses	**2,500**	2,500	2,535	(1)	**10,100**	9,390	8
Net Interest Income after Provision for Credit Losses	**33,572**	33,508	26,908	25	**126,245**	103,948	21
Other Income							
Insurance, net (Note 3)	**4,009**	4,256	4,289	(7)	**15,731**	7,896	99
Credit related	**4,058**	4,504	3,074	32	**15,710**	13,641	15
Trust services	**2,026**	2,095	1,771	14	**8,009**	6,208	29
Retail services	**1,436**	1,534	1,338	7	**5,797**	5,066	14
Gains on sale of securities	**156**	398	15	940	**870**	1,685	(48)
Foreign exchange gains and other	**402**	336	408	(1)	**1,579**	1,603	(1)
	12,087	13,123	10,895	11	**47,696**	36,099	32
Net Interest and Other Income	**45,659**	46,631	37,803	21	**173,941**	140,047	24
Non-interest Expenses							
Salaries and employee benefits	**15,027**	14,442	12,645	19	**56,608**	45,998	23
Premises and equipment	**4,432**	4,207	3,952	12	**16,764**	13,922	20
Other expenses	**4,674**	4,470	4,381	7	**17,347**	14,487	20
Provincial capital taxes	**311**	438	553	(44)	**1,837**	1,993	(8)
	24,444	23,557	21,531	14	**92,556**	76,400	21
Net Income Before Provision For Income Taxes	**21,215**	23,074	16,272	30	**81,385**	63,647	28
Provision for Income Taxes	**6,401**	7,862	3,485	84	**26,994**	19,486	39
Net Income	**$ 14,814**	$ 15,212	$ 12,787	16 %	**$ 54,391**	$ 44,161	23 %
Weighted average common shares outstanding [1]	**30,598,063**	30,565,426	27,262,760	12 %	**30,197,100**	26,782,456	13 %
Earnings per Common Share [1]							
Basic	**$ 0.48**	$ 0.50	$ 0.47	2 %	**$ 1.80**	$ 1.65	9 %
Diluted	**$ 0.47**	$ 0.49	$ 0.43	9 %	**$ 1.74**	$ 1.50	16 %

(1) A stock dividend effecting a two-for-one split of the Bank's common shares was declared and paid during the first quarter of 2005. All prior period common share and per common share information has been restated to reflect this effective split.

The accompanying notes are an integral part of the interim consolidated financial statements.

Consolidated Balance Sheet

(unaudited) ($ thousands)		As at October 31 2005	As at July 31 2005	As at October 31 2004	Change from October 31 2004
Assets					
Cash Resources					
Cash		**$ 2,759**	$ 2,442	$ 2,831	(3)%
Deposits with regulated financial institutions		**228,441**	120,447	229,895	(1)
Cheques and other items in transit		**4,954**	-	-	100
		236,154	122,889	232,726	1
Securities					
Issued or guaranteed by Canada		**327,744**	379,135	238,153	38
Issued or guaranteed by a province or municipality		**139,235**	156,951	148,555	(6)
Other securities		**235,927**	250,744	153,779	53
		702,906	786,830	540,487	30
Securities Purchased Under Resale Agreements		**36,940**	-	74,966	(51)
Loans					
Residential mortgages		**944,122**	839,696	700,791	35
Other loans		**3,688,661**	3,590,392	3,268,643	13
		4,632,783	4,430,088	3,969,434	17
Allowance for credit losses	(Note 4)	**(42,520)**	(45,442)	(39,320)	8
		4,590,263	4,384,646	3,930,114	17
Other					
Land, buildings and equipment		**19,575**	17,678	18,499	6
Goodwill		**6,933**	6,933	6,933	-
Intangible assets		**3,766**	3,902	4,309	(13)
Insurance related		**56,955**	53,423	55,583	2
Other assets		**51,536**	47,646	55,278	(7)
		138,765	129,582	140,602	(1)
Total Assets		**$ 5,705,028**	$ 5,423,947	$ 4,918,895	16 %
Liabilities and Shareholders' Equity					
Deposits					
Payable on demand		**$ 271,121**	$ 239,550	$ 190,214	43
Payable after notice		**1,015,867**	953,330	662,518	53
Payable on a fixed date		**3,626,319**	3,477,779	3,415,056	6
		4,913,307	4,670,659	4,267,788	15
Other					
Cheques and other items in transit		**19,990**	9,514	18,175	10
Insurance related		**108,152**	100,398	90,427	20
Other liabilities		**77,463**	69,843	64,316	20
		205,605	179,755	172,918	19
Subordinated Debentures	(Note 5)				
Conventional		**128,126**	128,126	68,126	88
Convertible		**-**	-	42,474	(100)
		128,126	128,126	110,600	16
Shareholders' Equity					
Capital stock		**213,098**	212,815	167,125	28
Contributed surplus		**2,810**	2,264	1,159	142
Retained earnings		**242,082**	230,328	199,305	21
		457,990	445,407	367,589	25
Total Liabilities and Shareholders' Equity		**$ 5,705,028**	$ 5,423,947	$ 4,918,895	16 %

Consolidated Statement of Changes in Shareholders' Equity

(unaudited) ($ thousands)	For the year ended October 31 2005	October 31 2004
Capital Stock		
Balance at beginning of period	**$ 167,125**	$ 150,782
Issued on debenture conversions	**42,474**	11,351
Issued on exercise of employee stock options	**3,480**	4,992
Transferred from contributed surplus on exercise or exchange of options	**19**	-
Balance at end of period	**213,098**	167,125
Contributed Surplus		
Balance at beginning of period	**1,159**	252
Amortization of fair value of employee stock options	**1,670**	907
Transferred to capital stock on exercise or exchange of options	**(19)**	-
Balance at end of period	**2,810**	1,159
Retained Earnings		
Balance at beginning of period	**199,305**	165,197
Net income	**54,391**	44,161
Dividends	**(11,573)**	(10,038)
Share issue costs, net of income taxes of $166 (2004 - $37)	**(301)**	(66)
Interest forgone on conversion by debenture holders, net of income taxes of $140 (2004 - $30)	**260**	51
Balance at end of period	**242,082**	199,305
Total Shareholders' Equity	**$ 457,990**	$ 367,589

The accompanying notes are an integral part of the interim consolidated financial statements.

Consolidated Statement of Cash Flow

(unaudited) ($ thousands)	For the three months ended October 31 2005	 October 31 2004	For the year ended October 31 2005	 October 31 2004
Cash Flows from Operating Activities				
Net income	**$ 14,814**	$ 12,787	**$ 54,391**	$ 44,161
Adjustments to determine net cash flows				
Provision for credit losses	**2,500**	2,535	**10,100**	9,390
Depreciation and amortization	**1,325**	1,458	**5,333**	4,291
Future income taxes, net	**(760)**	(2,437)	**(3,900)**	414
Gain on sale of securities, net	**(156)**	(15)	**(870)**	(1,685)
Accrued interest receivable and payable, net	**(1,299)**	2,976	**(5,969)**	(7,458)
Current income taxes payable, net	**2,167**	(1,511)	**14,912**	(9,826)
Other items, net	**10,596**	(6,251)	**33,532**	(6,851)
	29,187	9,542	**107,529**	32,436
Cash Flows from Financing Activities				
Deposits, net	**242,648**	128,017	**645,519**	448,038
Debentures issued	**-**	-	**60,000**	-
Common shares issued	**264**	1,054	**3,480**	4,992
Dividends	**(3,060)**	(2,043)	**(11,573)**	(10,038)
	239,852	127,028	**697,426**	442,992
Cash Flows from Investing Activities				
Interest bearing deposits with regulated financial institutions, net	**(81,192)**	20,127	**(17,807)**	58,645
Securities, purchased	**(295,488)**	(292,355)	**(1,380,634)**	(1,167,608)
Securities, sale proceeds	**209,450**	-	**662,296**	152,088
Securities, matured	**167,933**	202,081	**553,083**	935,708
Securities purchased under resale agreements, net	**(36,940)**	(11,970)	**38,026**	(2,966)
Loans, net	**(208,117)**	(33,891)	**(670,249)**	(410,501)
Land, buildings and equipment	**(3,086)**	(606)	**(5,866)**	(7,833)
Business acquisitions	**-**	-	**-**	(33,697)
	(247,440)	(116,614)	**(821,151)**	(476,164)
Change in Cash and Cash Equivalents	**21,599**	19,956	**(16,196)**	(736)
Cash and Cash Equivalents at Beginning of Period	**(18,009)**	(170)	**19,786**	20,522
Cash and Cash Equivalents at End of Period *	**3,590**	19,786	**3,590**	19,786
* Represented by:				
Cash resources per consolidated balance sheet	**236,154**	232,726	**236,154**	232,726
Interest bearing deposits with regulated financial institutions	**(212,574)**	(194,765)	**(212,574)**	(194,765)
Cheques in transit	**(19,990)**	(18,175)	**(19,990)**	(18,175)
Cash and Cash Equivalents at End of Period	**$ 3,590**	$ 19,786	**$ 3,590**	$ 19,786
Supplemental Disclosure of Cash Flow Information				
Amount of interest paid in the period	**$ 36,836**	$ 27,530	**$ 139,356**	$ 129,426
Amount of income taxes paid in the period	**$ 5,789**	$ 6,181	**$ 16,777**	$ 29,276

The accompanying notes are an integral part of the interim consolidated financial statements.

(unaudited)
($ thousands, except per share amounts)

1. Basis of Presentation

These unaudited interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the year ended October 31, 2004 as set out on pages 46 to 68 of the Bank's 2004 Annual Report. These unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP), including the accounting requirements of the Superintendent of Financial Institutions Canada, using the same accounting policies as the audited consolidated financial statements for the year ended October 31, 2004, except as explained in Note 2 below.

2. Changes in Accounting Policies

Consolidation of Variable Interest Entities (VIEs)

The CICA has issued an accounting guideline effective November 1, 2004. The guideline provides a framework for identifying VIEs and requires the consolidation of VIEs if the company is the primary beneficiary of the VIE. These requirements have no impact on the Bank's financial statement presentation.

Liabilities and Equity

Effective November 1, 2004, certain obligations that must or could be settled with a variable number of the issuer's own equity instruments are required to be presented in the financial statements as liabilities rather than equity. These requirements have no impact on the Bank's financial statement presentation.

Asset Retirement Obligations

Effective November 1, 2004, the liability for an asset retirement obligation relating to a long-lived asset must be recorded at fair value in the period in which it is incurred and can be reasonably estimated. The offset to the liability is capitalized as part of the carrying amount of the related long-lived asset. These requirements have no impact on the Bank's financial statement presentation.

3. Insurance Income

Insurance income reported in other income on the consolidated statement of income is presented net of claims, adjustment and policy acquisition expenses. Prior to the acquisition of Canadian Direct Insurance Incorporated on April 30, 2004, the Bank had no insurance operations.

	For the three months ended			For the year ended	
	October 31 2005	July 31 2005	October 31 2004	**October 31 2005**	October 31 2004
Net earned premium and other	**$ 19,717**	$ 18,856	$ 15,990	**$ 72,422**	$ 30,761
Net claims, adjustment and policy acquisition costs	**15,708**	14,600	11,701	**56,691**	22,865
Insurance revenue, net	**$ 4,009**	$ 4,256	$ 4,289	**$ 15,731**	$ 7,896

4. Allowance for Credit Losses

	For the three months ended			For the year ended	
	October 31 2005	July 31 2005	October 31 2004	**October 31 2005**	October 31 2004
Balance at beginning of period	**$ 45,442**	$ 43,808	$ 37,616	**$ 39,320**	$ 35,365
Provision for credit losses	**2,500**	2,500	2,535	**10,100**	9,390
Write-offs	**(5,441)**	(925)	(848)	**(7,140)**	(5,745)
Recoveries	**19**	59	17	**240**	310
Balance at end of period	**$ 42,520**	$ 45,442	$ 39,320	**$ 42,520**	$ 39,320

	As at October 31 2005	As at July 31 2005	As at October 31 2004
Specific allowance	**$ 6,058**	$ 11,386	$ 10,504
General allowance	**36,462**	34,056	28,816
Total allowance	**$ 42,520**	$ 45,442	$ 39,320

5. Subordinated Debentures

During the first quarter, all of the outstanding publicly traded convertible debentures in the amount of $42,474 were converted by the holders into 2,785,144 common shares. Interest foregone on conversion by debenture holders, net of tax, was credited to retained earnings.

On November 19, 2004, the Bank issued $60,000 of conventional subordinated debentures with a fixed interest rate of 5.550% until November 19, 2009. Thereafter the rate will be reset quarterly at the Canadian dollar CDOR 90-day Bankers' Acceptance rate plus 160 basis points until maturity on November 19, 2014. The Bank may redeem the debentures on or after November 20, 2009 with the approval of the Office of the Superintendent of Financial Institutions (OSFI).

Subsequent to October 31, 2005, the Bank issued $70,000 of conventional subordinated debentures with a fixed interest rate of 5.426% until November 21, 2010. Thereafter the rate will be reset quarterly at the Canadian dollar CDOR 90-day Bankers' Acceptance rate plus 180 basis points until maturity on November 21, 2015. The Bank may redeem the debentures on or after November 22, 2010 with the approval of OSFI.

6. Capital Stock and Employee Stock Options

Capital Stock

	For the three months ended					
	October 31, 2005			October 31, 2004		
	Number of Shares		**Amount**	Number of Shares		Amount
Common Shares						
Outstanding at beginning of period	**30,577,089**	**$**	**212,815**	26,911,312	$	162,050
Issued on conversion of debentures	**-**		**-**	321,374		4,021
Issued on exercise or exchange of options	**36,545**		**281**	97,574		1,054
Transferred from contributed surplus on exercise or exchange of options	**-**		**2**	-		-
Outstanding at end of period	**30,613,634**	**$**	**213,098**	27,330,260	$	167,125

	For the year ended					
	October 31, 2005			October 31, 2004		
	Number of Shares		**Amount**	Number of Shares		Amount
Common Shares						
Outstanding at beginning of period	**27,330,260**	**$**	**167,125**	26,004,132	$	150,782
Issued on conversion of debentures	**2,785,144**		**42,474**	802,014		11,351
Issued on exercise or exchange of options	**498,230**		**3,480**	524,114		4,992
Transferred from contributed surplus on exercise or exchange of options	**-**		**19**	-		-
Outstanding at end of period	**30,613,634**	**$**	**213,098**	27,330,260	$	167,125

A stock dividend effecting a two-for-one split of the Bank's common shares was declared and paid during the first quarter of 2005. All prior period common share, per common share and option information has been restated to reflect this effective split.

Employee Stock Options

	For the three months ended					
	October 31, 2005			October 31, 2004		
	Number of Options		**Weighted Average Exercise Price**	Number of Options		Weighted Average Exercise Price
Balance at beginning of period	**2,034,562**	**$**	**16.81**	2,147,044	$	13.59
Granted [1]	**395,550**		**32.74**	476,000		20.15
Exercised or exchanged	**(40,100)**		**(10.24)**	(97,574)		(10.80)
Forfeited	**-**		**-**	(4,000)		(10.66)
Balance at end of period	**2,390,012**		**19.56**	2,521,470		14.93
Exercisable at end of period	**448,362**		**10.16**	1,037,400		10.67

	For the year ended					
	October 31, 2005			October 31, 2004		
	Number of Options		**Weighted Average Exercise Price**	Number of Options		Weighted Average Exercise Price
Balance at beginning of period	**2,521,470**	**$**	**14.93**	2,307,984	$	12.01
Granted [1]	**541,050**		**31.26**	757,000		20.12
Exercised or exchanged	**(631,008)**		**(11.24)**	(524,114)		(9.53)
Forfeited	**(41,500)**		**(17.21)**	(19,400)		(16.37)
Balance at end of period	**2,390,012**		**19.56**	2,521,470		14.93
Exercisable at end of period	**448,362**		**10.16**	1,037,400		10.67

[1] During the fourth quarter, 247,624 options were granted which are subject to shareholder and Toronto Stock Exchange approval.

In March 2005 shareholders approved amendments to the share incentive plan. The terms of the plan now allow the holders of vested options a cashless settlement alternative whereby the option holder can either (a) elect to receive shares by delivering cash to the Bank in the amount of the option exercise price or (b) elect to receive the number of shares equivalent to the excess of the market value of the shares under option over the exercise price. Of the 40,100 options exercised or exchanged in the fourth quarter (413,014 since March 2005), option holders exchanged the rights to 11,600 (309,114 since March 2005) options and received 8,045 (176,336 since March 2005) shares in return, under the cashless settlement alternative.

In the year ended October 31, 2005, salary expense of $1,670 (2004 - $907) was recognized relating to the estimated fair value of options granted since November 1, 2002. The fair value of options granted was estimated using a binomial option pricing model with the following variables and assumptions: (i) risk-free interest rate of 3.3% (2004 - 3.8%), (ii) expected option life of 4.0 years (2004 - 3.9 years), (iii) expected volatility of 18% (2004 - 19%), and (iv) expected dividends of 1.3% (2004 - 1.8%). The weighted average fair value of options granted was estimated at $5.58 (2004 - $3.26) per share.

7. Contingent Liabilities and Commitments

Significant contingent liabilities and commitments, including guarantees provided to third parties, are discussed in Note 20 of the Bank's audited consolidated financial statements for the year ended October 31, 2004 (see page 62 of the 2004 Annual Report) and include:

	As at October 31 2005	As at July 31 2005	As at October 31 2004
Guarantees and standby letters of credit			
Balance outstanding	**$ 127,608**	$ 109,976	$ 94,270
Business credit cards			
Total approved limit	**4,608**	3,433	2,002
Balance outstanding	**1,148**	933	376

In the ordinary course of business, the Bank and its subsidiaries are party to legal proceedings. Based on current knowledge, the Bank does not expect the outcome of any of these proceedings to have a material effect on the consolidated financial position or results of operations.

8. Trust Assets Under Administration

Trust assets under administration represent assets held for personal and corporate trust clients, administered by subsidiaries, and are kept separate from the subsidiaries' own assets. Trust assets under administration are not reflected in the consolidated balance sheet and relate to the banking and trust segment.

	As at October 31 2005	As at July 31 2005	As at October 31 2004
Trust assets under administration	**$ 2,649,065**	$ 2,788,785	$ 1,759,473

Effective January 31, 2005 trust assets under administration are presented at market value which is standard for the industry. In prior periods, trust assets under administration were presented at historical cost. Comparative figures have not been restated as market value information is not readily available.

9. Interest Rate Sensitivity

The Bank's exposure to interest rate risk as a result of a difference or gap between the maturity or repricing behaviour of interest sensitive assets and liabilities, including off-balance sheet items, is discussed in Note 23 of the audited consolidated financial statements for the year ended October 31, 2004 (see page 63 of the 2004 Annual Report). The following table shows the gap position for selected time intervals.

($ millions)	Floating Rate or Within 1 Month	1 to 3 Months	3 Months to 1 Year	Total Within 1 Year	1 Year to Five Years	Over 5 Years	Non-interest Sensitive	Total
October 31, 2005								
Total assets	**$ 2,571**	**$ 280**	**$ 1,084**	**$ 3,935**	**$ 2,139**	**$ 123**	**$ 131**	**$ 6,328**
Total liabilities and equity	**2,537**	**449**	**1,103**	**4,089**	**1,627**	**-**	**612**	**6,328**
Cumulative gap	**$ 34**	**$ (135)**	**$ (154)**	**$ (154)**	**$ 358**	**$ 481**	**$ -**	**$ -**
Cumulative gap as a percentage of total assets	**0.5%**	**(2.1%)**	**(2.4%)**	**(2.4%)**	**5.7%**	**7.6%**	**-**	**-**
July 31, 2005								
Cumulative gap	$ (213)	$ (301)	$ (80)	$ (80)	$ 398	$ 498	$ -	$ -
Cumulative gap as a percentage of total assets	(3.4%)	(4.8%)	(1.3%)	(1.3%)	6.4%	8.0%	-	-
October 31, 2004								
Cumulative gap	$ 18	$ (11)	$ 13	$ 13	$ 284	$ 356	$ -	$ -
Cumulative gap as a percentage of total assets	0.3%	(0.2%)	0.2%	0.2%	4.9%	6.1%	-	-

10. Segmented Information

The Bank operates principally in two industry segments - banking and trust, and insurance. These two segments differ in products and services but are both within the same geographic region. Prior to the acquisition of Canadian Direct Insurance Incorporated on April 30, 2004, the Bank only had banking and trust operations. The banking and trust segment provides services primarily to personal clients and small to medium-sized commercial business clients in western Canada. The insurance segment provides personal home and automobile insurance direct to customers in British Columbia and Alberta.

	Banking and Trust			Insurance		
	Three months ended			Three months ended		
	October 31 2005	July 31 2005	October 31 2004	**October 31 2005**	July 31 2005	October 31 2004
Net interest income (teb)[1]	**$ 36,702**	$ 36,287	$ 30,319	**$ 706**	$ 677	$ 437
Less teb adjustment	**1,301**	941	1,313	**35**	15	-
Net interest income per financial statements	**35,401**	35,346	29,006	**671**	662	437
Other income[2]	**8,062**	8,709	6,537	**4,025**	4,414	4,358
Total revenues	**43,463**	44,055	35,543	**4,696**	5,076	4,795
Provision for credit losses	**2,500**	2,500	2,535	**-**	-	-
Non-interest expenses	**21,533**	21,039	18,851	**2,911**	2,518	2,680
Provision for income taxes	**5,754**	6,957	2,709	**647**	905	776
Net income	**$ 13,676**	$ 13,559	$ 11,448	**$ 1,138**	$ 1,653	$ 1,339
Average total assets ($ millions)[3]	**$ 5,421**	$ 5,203	$ 4,789	**$ 139**	$ 130	$ 116

	Total		
	Three months ended		
	October 31 2005	July 31 2005	October 31 2004
Net interest income (teb)[1]	**$ 37,408**	$ 36,964	$ 30,756
Less teb adjustment	**1,336**	956	1,313
Net interest income per financial statements	**36,072**	36,008	29,443
Other income[2]	**12,087**	13,123	10,895
Total revenues	**48,159**	49,131	40,338
Provision for credit losses	**2,500**	2,500	2,535
Non-interest expenses	**24,444**	23,557	21,531
Provision for income taxes	**6,401**	7,862	3,485
Net income	**$ 14,814**	$ 15,212	$ 12,787
Average total assets ($ millions)[3]	**$ 5,560**	$ 5,334	$ 4,904

	Banking and Trust		Insurance		Total	
	Year ended		Year ended		Year ended	
	October 31 2005	October 31 2004	**October 31 2005**	October 31 2004	**October 31 2005**	October 31 2004
Net interest income (teb)[1]	**$ 137,886**	$ 116,279	**$ 2,434**	$ 957	**$ 140,320**	$ 117,236
Less teb adjustment	**3,925**	3,898	**50**	-	**3,975**	3,898
Net interest income per financial statements	**133,961**	112,381	**2,384**	957	**136,345**	113,338
Other income[2]	**31,721**	28,134	**15,975**	7,965	**47,696**	36,099
Total revenues	**165,682**	140,515	**18,359**	8,922	**184,041**	149,437
Provision for credit losses	**10,100**	9,390	**-**	-	**10,100**	9,390
Non-interest expenses	**82,382**	71,510	**10,174**	4,890	**92,556**	76,400
Provision for income taxes	**23,931**	18,025	**3,063**	1,461	**26,994**	19,486
Net income	**$ 49,269**	$ 41,590	**$ 5,122**	$ 2,571	**$ 54,391**	$ 44,161
Average total assets ($ millions)[3]	**$ 5,139**	$ 4,510	**$ 127**	$ 57	**$ 5,266**	$ 4,567

(1) Taxable Equivalent Basis (teb) - Most banks analyse revenue on a taxable equivalent basis to permit uniform measurement and comparison of net interest income. Net interest income (as presented in the consolidated statement of income) includes tax-exempt income on certain securities. Since this income is not taxable, the rate of interest or dividends received is significantly lower than would apply to a loan or security of the same amount. The adjustment to taxable equivalent basis increases interest income and the provision for income taxes to what they would have been had the tax-exempt securities been taxed at the statutory rate. The taxable equivalent basis does not have a standardized meaning prescribed by generally accepted accounting principles and therefore may not be comparable to similar measures presented by other banks.

(2) Other income for the insurance segment is presented net of net claims, adjustment expenses and policy acquisition expenses.

(3) Assets are disclosed on an average daily balance basis as this measure is most relevant to a financial institution and is the measure reviewed by management.

11. Future Accounting Changes

Financial Instruments

The CICA has issued three new accounting standards: *Financial Instruments - Recognition and Measurement, Hedges, and Comprehensive Income,* which are effective for the Bank as of November 1, 2006. As a result of adopting these standards, a new category, Other Comprehensive Income, will be added to Shareholders' Equity and certain unrealized gains or losses will be reported in other comprehensive income until realization. The impact of these new standards on the Bank's financial statements is not yet determinable as it will be dependent on the Bank's outstanding positions and their fair values at the time of implementation.

12. Comparative Figures

Certain of the comparative figures have been reclassified to conform to the current period's presentation.

Shareholder Information

Head Office
Canadian Western Bank & Trust
Suite 2300, Canadian Western Bank Place
10303 Jasper Avenue
Edmonton, AB T5J 3X6
Telephone: (780) 423-8888
Fax: (780) 423-8897
Website: www.cwbank.com

Subsidiary Offices
Canadian Western Trust Company
Suite 2200, 666 Burrard Street
Vancouver, BC V6C 2X8
Telephone: (800) 663-1124
Fax: (604) 669-6069
Website: www.cwt.ca

Canadian Direct Insurance Incorporated
Suite 600, 750 Cambie Street
Vancouver, BC V6B 0A2
Telephone: (604) 699-3678
Fax: (604) 699-3851
Website: www.canadiandirect.com

Valiant Trust Company
Suite 310, 606 - 4th Street S.W.
Calgary, AB T2P 1T1
Telephone: (403) 233-2801
Fax: (403) 233-2857
Website: www.valianttrust.com

Stock Exchange Listing
The Toronto Stock Exchange
Share Symbol: CWB

Transfer Agent and Registrar
Valiant Trust Company
Suite 310, 606 - 4th Street S.W.
Calgary, AB T2P 1T1
Telephone: (403) 233-2801
Fax: (403) 233-2857
Website: www.valianttrust.com

Investor Relations
For further financial information contact:
Matt Colpitts
Senior Manager, Investor and Public Relations
Canadian Western Bank
Telephone: (780) 441-3770
Fax: (780) 423-8899
E-mail: InvestorRelations@cwbank.com
or visit our website at www.cwbank.com

Complaints or Concerns regarding Accounting, Internal Accounting Controls or Auditing Matters
Please contact either:

Tracey C. Ball
Executive Vice President and Chief Financial Officer
Canadian Western Bank
Telephone: (780) 423-8855
Fax: (780) 423-8899
E-mail: tracey.ball@cwbank.com

or

Robert A. Manning
Chairman of the Audit Committee
c/o 210 - 5324 Calgary Trail
Edmonton, AB T6H 4J8
Telephone: (780) 438-2626
Fax: (780) 438-2632
E-mail: rmanning@shawbiz.ca

Online Investor Information
Additional investor information including supplemental financial information and a corporate presentation is available on our website at www.cwbank.com

Quarterly Conference Call and Webcast
Our quarterly conference call and live audio webcast will take place on Thursday, December 8, 2005 at 1:30 p.m. MT. The webcast will be archived on our website at www.cwbank.com for sixty days. A replay of the conference call will be available until December 22, 2005 by dialing toll-free (877) 289-8525 and entering passcode 21111838#.